                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F X    Form 40-F
             -----------    ---------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes    No X
            ---    ----

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of April, 2002

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of March and Cumulative for 3 Months, 2002, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of February 2002 Relative to Industry Results or Levels, Compared with Prior Year Periods.

                                                                      [CNH LOGO]


                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
          During the Month of March and Cumulative for 3 Months, 2002,
     And Indicators of North American Dealer Inventory Levels for Selected
               Agricultural Equipment at the End of February 2002
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers ("AEM") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2                        CNH Global N.V.                March N.A. Activity

-----------------------------------------------------------------------------------------------------------------------------------
                                             SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
-----------------------------------------------------------------------------------------------------------------------------------
                                     Total North American                              CNH RELATIVE PERFORMANCE
    CATEGORY                                INDUSTRY                                          (All Brands)
-----------------------------------------------------------------------------------------------------------------------------------
    RETAIL UNIT SALES:
    MONTH OF MAR. 2002
-----------------------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)               + 4.0%                 up moderate double digits, significantly more than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)               (0.8%)                                       up low single digits
-----------------------------------------------------------------------------------------------------------------------------------
    over 100 horsepower (2WD)               (17.2%)                                    flat - same as prior year
-----------------------------------------------------------------------------------------------------------------------------------
    4 wheel drive tractors                  (23.6%)                   down low single digits, significantly less than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    Total tractors                           (2.0%)                                       up high single digits
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    Combines                                + 8.0%                    up high double digits, significantly more than the industry
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    Loader/backhoes                          (5.3%)                                       up low single digits
-----------------------------------------------------------------------------------------------------------------------------------
    Skid Steer Loaders                      (11.3%)                  down low double digits, moderately more than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    Total Heavy
    Construction Equipment                   (8.6%)                                     flat - same as prior year
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    RETAIL UNIT SALES:
    3 MONTHS, 2002
-----------------------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)               + 7.9%                    up low double digits, moderately more than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)              + 6.5%                                       up low single digits
-----------------------------------------------------------------------------------------------------------------------------------
    over 100 horsepower (2WD)               (17.1%)                                    flat - same as prior year
-----------------------------------------------------------------------------------------------------------------------------------
    4 wheel drive tractors                  (16.2%)                                 down moderate double digits
-----------------------------------------------------------------------------------------------------------------------------------
    Total tractors                          + 2.6%                                       up mid single digits
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    Combines                                (15.6%)                   up high double digits, significantly more than the industry
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-----------------------------------------------------------------------------------------------------------------------------------
    Loader/backhoes                         + 0.8%                                       up mid single digits
-----------------------------------------------------------------------------------------------------------------------------------
    Skid Steer Loaders                      (11.9%)                down moderate double digits, moderately more than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    Total Heavy
    Construction Equipment                   (6.3%)                                   down equal to the industry
-----------------------------------------------------------------------------------------------------------------------------------

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    DEALER INVENTORIES:
    END OF FEBRUARY 2002
-----------------------------------------------------------------------------------------------------------------------------------
    Agricultural Tractors:
    under 40 horsepower (2WD)          6.5 months supply                            1 month less than the industry
-----------------------------------------------------------------------------------------------------------------------------------
    40 to 100 horsepower (2WD)         5.2 months supply                           > 1 month less than the industry
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    over 100 horsepower (2WD)          4.1 months supply                         1/2 month less than the industry
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    4 wheel drive tractors             3.3 months supply                               in line with the industry
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    Total  tractors                    5.7 months supply                           > 1 month less than the industry
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
    Combines                           2.6 months supply                           1 month more than the industry
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


Dated:  April 18, 2002

                             MARCH 2002 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                        (Report released APRIL 11, 2002)


       -----------------------------------------------------------------------------------------------------------------------------
                                  March         March                                                                February 2002
                                  2002          2001                                                                ----------------
                                                                                                                      *U.S. Field
        EQUIPMENT                                            % Chg.     Y-T-D 2002    Y-T-D 2001       % Chg.          Inventory
       -----------------------------------------------------------------------------------------------------------------------------
        2 Wheel Drive
       -----------------------------------------------------------------------------------------------------------------------------
        Under 40 HP               7,026         6,708         4.70%        15,404        14,220         8.30%           49,572

       -----------------------------------------------------------------------------------------------------------------------------
        40 & Under 100            4,116         4,219        -2.40%        10,398         9,791         6.20%           23,669
        HP

       -----------------------------------------------------------------------------------------------------------------------------
        100 HP & Over             1,604         2,091       -23.30%         3,606         4,641       -22.30%            5,417

       -----------------------------------------------------------------------------------------------------------------------------
        Total                    12,746        13,018        -2.10%        29,408        28,652         2.60%           78,658

       -----------------------------------------------------------------------------------------------------------------------------

       -----------------------------------------------------------------------------------------------------------------------------
        4 Wheel Drive               317           436       -27.30%           704           885       -20.50%              921

       -----------------------------------------------------------------------------------------------------------------------------
        Total Farm Wheel         13,063        13,454        -2.90%        30,112        29,537         1.90%           79,579
        Tractors

       -----------------------------------------------------------------------------------------------------------------------------

       -----------------------------------------------------------------------------------------------------------------------------
        Combines                    360           326        10.40%           853         1,026       -16.90%            1,265
        (Self-Propelled)

       -----------------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Association of Equipment Manufacturers.]

Published monthly, the AEM Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Mary Matimore, AEM Statistical
Assistant.

                       Equipment Manufacturers Institute
                  10 S. Riverside Plaza Chicago, IL 60606-3710
                     Phone: 312-321-1470 Fax: 312-321-1480
                              E-mail: emi@emi.org

 Copyright(C)2002 by the Equipment Manufacturers Institute. All rights reserved.

                                  [CFIEI LOGO]

                             MARCH 2002 FLASH REPORT

                      CANADA REPORT - RETAIL SALES IN UNITS
                        (Report released April 16, 2002)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

-----------------------------------------------------------------------------------------------------------------------------------
                                            March                                March                       February
                                                                              Year-To-Date
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        2002           2001
     Equipment                2002       2001          % Chg.     2002        2001           % Chg.   Canadian       Canadian
                                                                                                       (Field)        (Field)
                                                                                                      Inventory      Inventory
-----------------------------------------------------------------------------------------------------------------------------------
2 Wheel Tractors
-----------------------------------------------------------------------------------------------------------------------------------
Under 40 HP                    249         285         -12.6%       709         712          -0.4%       2,977         3,486
-----------------------------------------------------------------------------------------------------------------------------------
40& Under 100 HP               506         441          14.7%     1,223       1,119           9.3%       3,119         3,310
-----------------------------------------------------------------------------------------------------------------------------------
100 HP & Over                  378         303          24.8%       759         622          22.0%       1,483         1,543
-----------------------------------------------------------------------------------------------------------------------------------
Total                        1,133       1,029          10.1%     2,691       2,453           9.7%       7,579         8,339
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
4 WD Tractors                   58          55           5.5%       126         105          20.0%         168           243
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Total Farm Wheel             1,191       1,084           9.9%     2,817       2,558          10.1%       7,747         8.582
Tractors
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Combines
(Self-Propelled)                46          50          -8.0%       132         141          -6.4%         338           457
-----------------------------------------------------------------------------------------------------------------------------------



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

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                      3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 (*) Fax: 905-632-7138
                              E-Mail: info@cfiei.ca
                                      -------------

        Copyright(C)2002 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: APRIL 16, 2002

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By: /s/ DEBRA E. KUPER
                                                    ----------------------------
                                                    Debra E. Kuper
                                                    Assistant Secretary



April 19, 2002